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UNIT
SECURITIES AND
Washing..., ...

09057658

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____**01/01/2008**_____ AND ENDING _____**12/31/2008**_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Colony Park Financial Services, LLC**

OFFICIAL USE ONLY
_____
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
320 Maxwell Road, Suite 600
(No. and Street)

Alpharetta	**Georgia**	**30004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Brown   **(678) 947-0028**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – if individual, state last, first, middle name)

235 Peachtree Street, Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 3 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.*



OATH OR AFFIRMATION

I, __*Michael S. Brown*__ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Colony Park Financial Services, LLC**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (Check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Porter Keadle Moore, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Colony Park Financial Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Colony Park Financial Services, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members
Colony Park Financial Services, LLC
Page 2

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A *material weakness* is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We noted clerical errors and inconsistencies in the preparation of FOCUS reports; however, we do not believe these errors indicate a material inadequacy. Therefore, based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 13, 2009

Colony Park Financial Services, LLC

Financial Statements
and Supplemental Schedule
December 31, 2008 and 2007
(with Independent Accountants'
Report thereon)





Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Colony Park Financial Services, LLC:

We have audited the accompanying statements of financial condition of Colony Park Financial Services, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of earnings, members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colony Park Financial Services, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 13, 2009

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Financial Condition

December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$ 1,595	17,608
Commissions receivable	33,999	46,629
Deposit with clearing broker/dealer	83,696	58,276
Other receivables	-	300
Property and equipment, net of depreciation of $36,561 and $35,010, respectively	-	1,577
Total assets	$ 119,290	124,390
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 39,020	50,162
Deferred rent	1,608	2,666
Due to affiliate	-	300
Total liabilities	40,628	53,128
Commitments and contingencies		
Members' equity	78,662	71,262
Total liabilities and members' equity	$ 119,290	124,390

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Earnings

For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Investment banking and placement fees	$ 15,278	264,678
Commissions	1,583,338	863,485
Credit from NASD	-	35,000
Total revenues	1,598,616	1,163,163
Operating expenses:		
Commissions - affiliate	32,760	57,404
Compensation and benefits	1,461,835	992,526
Professional fees	26,392	25,067
Other operating	70,229	82,034
Total operating expenses	1,591,216	1,157,031
Net income	$ 7,400	6,132

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Members' Equity

For the Years Ended December 31, 2008 and 2007

Balance, December 31, 2006	$ 65,130
Net income	6,132
Balance, December 31, 2007	71,262
Net income	7,400
Balance, December 31, 2008	$ 78,662

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 7,400	6,132
Adjustments to reconcile net income to		
net cash provided (used) by operating activities:		
Depreciation	1,577	1,814
Changes in operating assets and liabilities:		
Change in:		
Commissions receivable	12,630	1,612
Deposit with clearing broker/dealer	(25,420)	(4,418)
Other receivables	300	(300)
Payable to affiliate	(300)	300
Accounts payable and accrued expenses	(11,142)	1,033
Deferred rent	(1,058)	(519)
Net cash provided (used) by operating activities	(16,013)	5,654
Cash and cash equivalents at beginning of year	17,608	11,954
Cash and cash equivalents at end of year	$ 1,595	17,608

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Notes to Financial Statements

(1)   **Description of Business and Summary of Significant Accounting Policies**

Business
Colony Park Financial Services, LLC (the "Company") was incorporated under the laws of the State of Georgia on June 27, 1996 and capitalized on October 17, 1996. The Company is registered as a nonclearing broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Relationship with Affiliate
The investment banking portion of the Company's operations are integrated, in part, with the operations of Global Capital Advisors, Ltd., which owns 98% of the Company, and Global Capital Advisors, LLC, an affiliate through common ownership. Historically, significant portions of the Company's income result directly from these affiliates' activities, and a significant amount of the Company's revenue is paid to these affiliates as investment banking expenses and override commissions. During the years ended December 31, 2008 and 2007, the Company paid investment banking expenses and commissions of $32,760 and $57,404, respectively, to these affiliates.

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker/dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Fair Value of Financial Instruments
Certain of the Company's financial instruments, when present, including cash and cash equivalents, restricted cash, securities owned, accounts receivable, accounts payable, and accrued expenses are carried at cost, which approximates their fair value because of the short-term maturity of these financial instruments.

Cash and Cash Equivalents
Cash and cash equivalents consist of bank deposits and highly liquid investments, when present, with original maturities of three months or less, that are not held for sale under the ordinary course of business.

Property and Equipment
Property and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (four to seven years).

Revenue Recognition
Investment Banking and Placement Fees
Investment banking fees and fees for private placement transactions and related expenses are recorded at closing of the securities offerings for which the Company is serving as investment banker. At times, the Company receives warrants as partial consideration for its investment banking services. The market value of these warrants, when reasonably determinable, is recorded as investment banking fees on the date received.

Retail Brokerage
Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

(1) Description of Business and Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Referral Fees
The Company receives referral fees from various hedge funds for referring potential investors to those funds. Fees are based on the average amounts invested, and are recorded upon receipt.

Income Taxes
The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their proportionate shares of the Company's earnings. The Company's net earnings or loss is allocated among the members in accordance with the Company's operating agreement.

(2) Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $78,472, which was $28,472 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .52 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

(3) Employee Benefit Plan

During 2004, the Company adopted a Simplified Employee Pension Plan Individual Retirement Account (SEP IRA) for its salaried employee. Contributions are discretionary, and are limited to the lesser of 25% of the employee's total compensation or $46,000 and $45,000 for 2008 and 2007, respectively. The Company made no contribution to this plan for 2008 and 2007.

(4) Commitments

Rent expense was $20,220 and $17,477 for the years ended December 31, 2008 and 2007, respectively. The remaining future minimum lease payments under the lease agreement, which expires in 2009 is $19,085. The lease provides for rental abatement periods and escalating rental payments. Rental expense is being recognized on a straight-line basis over the life of the lease. The amount presented on the balance sheet as "deferred rent" represents amounts recorded as rent expense but for which payment to the landlord is not yet due.

SUPPLEMENTAL

SCHEDULE

COLONY PARK FINANCIAL SERVICES, LLC

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

Net Capital Computation		
Members' equity	$	78,662
Deduction related to haircut on securities		(190)
Net capital		78,472
Required minimum capital (greater of $50,000 or 6 2/3% of		
aggregate indebtedness of $40,628)		50,000
Net Capital in excess of requirement	$	28,472
Computation of Aggregate Indebtedness		
Aggregate indebtedness, as included in Statement of Financial Condition:		
Accounts payable and accrued expenses	$	39,020
Deferred rent		1,608
Total Aggregate Indebtedness	$	40,628
Ratio of Aggregate Indebtedness to Net Capital		.52 to 1
Reconciliation with Company's computation (included in Part II of		
Form X-17A-5 as of December 31, 2008):		
Net capital as reported in unaudited FOCUS report, as filed	$	77,604
Correction to the haircut on securities		(190)
Difference in nonallowable assets		1,551
Audit adjustments, net		(493)
Net capital, per above	$	78,472

